FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Milne, Philip W.                         Viad Corp                                                    12-31-2002
Travelers Express Company, Inc.          VVI
1550 Utica Avenue South
St. Louis Park, MN  55416

6. Relationship of Reporting Person to Issuer (Check all applicable)

_Director   _10% Owner    _Officer (give title below)  _Other (specify below)
                          X
                          President & CEO
                          Travelers Express
7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock         12-13-2002   G   V                870 D                         93,926 D

Common Stock                                        35.335 A                      8,029.222 I         401K Plan
                                                                           (a)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities  ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-   Secu-  ship
                     Security                4 and 5)                                          5)      fically rity:  (Instr.
                                                                                                       Owned   Direct 4)
                                                                                                       at end  (D) or
                              (                                                        Amount          of      Indi-
                              Month/  C                      Date  Expi-               or              Month   rect
                              Day/    O                      Exer- ra-                 Number          (Instr. (I)
                              Year    D                      cis-  tion                of              4)      (Instr.
                              )       E   V  (A)    (D)      able  Date  Title         Shares                  4)
Cash Only StockUnits                  A      52.0622                     Common Stock   52.0622        12,980.  D
                                                                                                       861
                     (b)      (b)                            (b)   (b)

Explanation of responses:

          a. The information reported is as of November 30, 2002.

          b. Stock units credited in accordance with the terms of the Viad Deferred Compensation Plan; each unit is equivalent to one share of common stock of Corporation; units will be settled in cash; transaction exempt pursuant to Rule
             16b-3(d).

Signature of Reporting Person:
         /s/Scott E. Sayre, Attorney-in-Fact
         --------------------------------------------------
         Scott E. Sayre, Attorney-in-Fact